13D

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)1

StarTek, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

85569C107

(CUSIP Number)

Mark Anthony Marlowe (Anthony Marlowe)
MCI Capital, LC
1460 S Treasure Dr.
North Bay Village
Florida 33141
(305) 680-0101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 7 pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP NO. 85569C107Page 2 of 7

1.	NAMES OF REPORTING PERSONS
MCI Capital, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,050,100
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,050,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,050,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.56% (1)
14.	TYPE OF REPORTING PERSON
OO

(1)The calculation of the percentage of outstanding shares beneficially owned is based on 40,345,831 shares of common stock outstanding as of November 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, as filed with the Securities and Exchange Commission on November 9, 2023.

13D

CUSIP NO. 85569C107Page 3 of 7

1.	NAMES OF REPORTING PERSONS
MCI, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,050,100
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,050,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,050,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.56% (1)
14.	TYPE OF REPORTING PERSON
OO

(1)The calculation of the percentage of outstanding shares beneficially owned is based on 40,345,831 shares of common stock outstanding as of November 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, as filed with the Securities and Exchange Commission on November 9, 2023.

13D

CUSIP NO. 85569C107Page 4 of 7

1.	NAMES OF REPORTING PERSON
Iowa City Capital Partners, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,050,100
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,050,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,050,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.56% (1)
14.	TYPE OF REPORTING PERSON
OO

(1)The calculation of the percentage of outstanding shares beneficially owned is based on 40,345,831 shares of common stock outstanding as of November 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, as filed with the Securities and Exchange Commission on November 9, 2023.

13D

CUSIP NO. 85569C107Page 5 of 7

1.	NAMES OF REPORTING PERSON
Mark Anthony Marlowe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,050,100
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,050,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,050,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.56% (1)
14.	TYPE OF REPORTING PERSON
IN

(1)The calculation of the percentage of outstanding shares beneficially owned is based on 40,345,831 shares of common stock outstanding as of November 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, as filed with the Securities and Exchange Commission on November 9, 2023.

13D

CUSIP NO. 85569C107Page 6 of 7

SCHEDULE 13D

This Amendment (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, par value $0.01 per share, of StarTek, Inc., a Delaware corporation (the “Issuer”), as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 14, 2023, MCI Capital, LC and Iowa City Capital Partners, LC filed a Verified Complaint in the Court of Chancery of the State of Delaware, thereby commencing an action pursuant to 8 Del. C. § 220(c) to compel the Issuer to make certain of the Company’s books and records available for inspection and copying, for purposes of, among other things, investigating possible mismanagement, wrongdoing, breach of fiduciary duty, waste, and/or violations of law by directors and/or officers of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

99.1	Verified Complaint filed December 14, 2023, with exhibits thereto

13D

CUSIP NO. 85569C107Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2023

MCI CAPITAL, LC

By:/s/ Mark Anthony Marlowe

Name:Mark Anthony Marlowe

Title:President and Chief Executive Officer

MCI, LC

By:/s/ Mark Anthony Marlowe

Name:Mark Anthony Marlowe

Title:President and Chief Executive Officer

IOWA CITY CAPITAL PARTNERS, LC

By:/s/ Mark Anthony Marlowe

Name:Mark Anthony Marlowe

Title:President and Chief Executive Officer

            /s/ Mark Anthony Marlowe

Name:Mark Anthony Marlowe